April 23, 2015

Kenneth Ellington

Staff Accountant

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Compass EMP Funds Trust, File Nos. 333-181176 and 811-22696

Dear Mr. Ellington:

On February 2, 2015, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended June 30, 2014 (the "Annual Report"), for the Compass EMP U.S. 500 Volatility Weighted Fund, Compass EMP U.S. Small Cap 500 Volatility Weighted Fund, Compass EMP International 500 Volatility Weighted Fund, Compass EMP Emerging Market 500 Volatility Weighted Fund, Compass EMP REC Enhanced Volatility Weighted Fund, Compass EMP U.S. 500 Enhanced Volatility Weighted Fund, Compass EMP Long/Short Strategies Fund, Compass EMP International 500 Enhanced Volatility Weighted Fund, Compass EMP Commodity Strategies Enhanced Volatility Weighted Fund, Compass EMP Commodity Strategies Volatility Weighted Fund, Compass EMP Market Neutral Income Fund, Compass EMP Enhanced Fixed Income Fund, Compass EMP Ultra Short-Term Fixed Income Fund, Compass EMP Multi-Asset Balanced Fund, Compass EMP Multi-Asset Growth Fund, and Compass EMP Alternative Strategies Fund (each a "Fund"; together the “Funds”), each a series of Compass EMP Funds Trust (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1. Comment. The series and class identifies for the Compass EMP US Long/Short Fixed Income Fund (series S000037770) appears to be inactive. Please mark it as such in EDGAR.

Response. The Registrant will mark the applicable series and class identifiers as inactive.

April 23, 2015

2. Comment. The Form 12b-25 filed by the Registrant on September 24, 2014, should have contained more detail regarding the reason why the filing was late. Please confirm that the Registrant will provide a more detailed explanation if it should file a Form 12b-25 in the future.

Response. The Registrant so confirms.

3. Comment. The Compass EMP REC Enhanced Volatility Weighted Fund showed a return of capital. All marketing materials for the Fund should not use the words “dividend” or “yield” when talking about distributions that contain a return of capital and should clearly identify when there has been a return of capital. Please confirm that the Registrant will prepare its marketing materials accordingly and that Rule 19A-1 notices were sent to shareholders regarding the return of capital.

Response. The Registrant confirms that it will prepare its marketing materials accordingly. The Registrant does not intend to distribute any return of capital. The return of capital resulted from tax adjustments to the dividend receipts of underlying investments that were not known at the time fund distributions were made, so a Rule 19a-1 notice was not sent to shareholders; however, the information did appear on tax forms sent to shareholders.

4. Comment. The Compass EMP Commodity Strategies Volatility Weighted Fund and the Compass EMP Enhanced Fixed Income Fund appear to have a significant sector allocation to financials. Please explain supplementally why this sector concentration is not disclosed in the prospectus in principal strategies and in principal risks.

Response. The disclosure in the prospectus for the Compass EMP Commodity Strategies Volatility Weighted Fund accurately describes the types of investments the Fund may make. Because it tracks an index, it may hold more securities in any one sector from time to time if the index holds such securities. The disclosure in the prospectus for the Compass EMP Enhanced Fixed Income Fund already states that the Fund will invest 80% in fixed income, which is defined to include financials.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange

Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins